UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 12b-25
                             NOTICE OF LATE FILING

Commission File Number:

(Check one)

[   ] Form 10-K and Form 10-KSB [   ] Form 11-K [   ] Form 20-F and
[ X ] Form 10-QSB [  ] Form N-SAR

For Period ended: June 30, 1998
                  -------------

[  ] Transition Report on Form 10-K and Form 10-KSB

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q and Form 10-QSB

[  ] Transition Report on Form N-SAR

For Transition Period Ended:

Read Attached Instruction Sheet before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s)) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant: Capital Growth Holdings, Ltd.
                         -----------------------------
Former Name if Applicable: N/A
Address of Principal Executive Office (Street and Number): 660 Steamboat Road
                                                           ------------------
City, State and Zip Code: Greenwich, Connecticut 06830
                          -----------------------------

                                    PART II
                            RULES 12b-25(b) AND (c)


     If the subject report cou7ld not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

The SEC has mandated that the footnotes to the Registrant's financial statement include summary financial results for First American Railways, Inc.,, a public company in which the Registrant has a significant investment in. As First AMerican Railways, Inc. does not have their financial results available to us at this time, we are unable to complete the footnotes to the Registrant's financial statements required for our 10Q filing.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Michael S. Jacobs                             (203)         861-7750
       ----------------                           --------------------------
           (Name)                                 (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that registrant was required to file such report(s)) been filed? If the answer is no t, identify report(s).

[ X ] Yes  [   ] No
-----     -----

     It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or poriton thereof:

[   ] Yes  [ X ] No
-----     -----

     If so: attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons whgyu a reasonable estimate of teh reults cannot not be made.

                         Capital Growth Holdings, Ltd.
                         -----------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 1998                        By:
                                                 --------------------------
                                                 Name: Michael S. Jacobs
                                                 Title: Senior Vice President


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. if the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

          1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

          2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington. D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

          3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

          4. Amendments to the notifications may also be filed on Form12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

          5. Electronic Files. This form shall not be used by elect4r5onic filers unable to timely file a report solely due to electronic difficulties Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 or Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b)or Regulation S-T